Exhibit 19.1
ACUREN CORPORATION
INSIDER TRADING POLICY
The Board of Directors (the “Board”) of Acuren Corporation (together with its affiliates and subsidiaries, the “Company,” “we,” “our,” or “Acuren”) has adopted this Insider Trading Policy (this “Policy”) in order to take an active role in the prevention of insider trading violations by our Executives (as defined below), Directors (as defined below), employees, consultants, advisors and other related individuals.
This Policy is not intended to create obligations of Acuren or the Board beyond those established by applicable laws or regulations. As a result, use of the word “shall,” “should” or “will” with respect to an activity or responsibility, shall be interpreted to create only the legal obligation that would have been imposed on Acuren or the Board in the absence of these policies and procedures. To the extent that these policies and procedures might be interpreted to create any responsibility or obligation beyond that required by law or regulation (a “Discretionary Responsibility”), it will be interpreted to not create any material or legally enforceable obligation or responsibility, and any such Discretionary Responsibility may be waived or modified at the full discretion of Acuren or the Board.
Why do we have this Policy?
On a regular basis we provide you, our employees, consultants and advisors, with confidential information regarding many aspects of our business. Under U.S. federal and state securities laws, it is illegal to trade in the securities of a company while in possession of material nonpublic information about that company. Thus, because you will have knowledge of specific confidential information that is not disclosed outside of Acuren and which may constitute material nonpublic information, trading in our securities could constitute “insider trading” and violate the law, as could “tipping” (giving material nonpublic information to) others who then trade on the basis of that information. The consequences of insider trading or the tipping of material nonpublic information can be severe. In fact, the person violating the laws, as well as Acuren and our individual Directors, Executives and other supervisory personnel, may be subject to criminal and civil lawsuits and financial penalties in connection with a violation of the insider trading laws.
Nonpublic information about Acuren should not be used or disclosed outside of Acuren, except as necessary to perform your job duties. Unauthorized disclosure or use of nonpublic information, including misuse in securities trading, will subject you to disciplinary action, up to and including termination of employment. We have adopted this Policy to comply with the laws governing (i) trading in our common stock while in possession of material nonpublic information concerning Acuren and (ii) tipping or disclosing material nonpublic information to outsiders, and in order to prevent the appearance of improper trading or tipping. We reserve the right to prohibit any transaction from being completed to enforce compliance with this Policy or applicable law.
What is Acuren’s policy on Insider Trading?
1.Do not trade on material nonpublic information
Whether or not the trading window (as described below) is open and except as discussed in the section titled “Are there any transactions permitted under this Policy?” below, you may not, directly or indirectly through others, engage in any transaction involving Acuren’s securities while you are aware of material nonpublic information about Acuren. It is not an excuse that you did not “use” the information in deciding whether or not to engage in the transaction.
Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material nonpublic information about that company because, or as a result, of your employment or affiliation with Acuren. For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information for that other company, you are prohibited from engaging in transactions involving the securities of that other company. It is important to note that “materiality” is different for different companies. Information that is not material to Acuren may be material to another company.
2.Do not disclose material nonpublic information
You may not disclose material nonpublic information concerning Acuren or any other company to friends, family members or any other person or entity not authorized to receive such information. Any nonpublic information you acquire in the course of your service with Acuren may only be used for legitimate Acuren business purposes. In addition, you are required to handle the nonpublic information of others in accordance with the terms of any relevant confidentiality or nondisclosure agreements and limit your use of the nonpublic information to the purpose for which it was disclosed.

Even if you are not directly disclosing material nonpublic information, you may not make recommendations or express opinions about securities of a company, Acuren or otherwise, based on material nonpublic information about that company that you receive based on, or as a result of, your employment or affiliation with Acuren. In particular, you may not participate, in any manner other than passive observation, in any internet “chat” room, message board or social media platform messaging related to trading in Acuren’s securities. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so. You should know that third parties are known to contact employees of companies to obtain information about the company under false pretexts.
3.Do not respond to outside inquiries for information
In the event you receive an inquiry for information from someone outside of Acuren, such as a stock analyst, you should refer the inquiry to the General Counsel (the “Compliance Officer”). Responding to a request yourself is a violation of this Policy and, in some circumstances, may be a violation of the law.
4.Take personal responsibility
The ultimate responsibility for complying with this Policy and applicable laws rests with you. As we request you do in all aspects of your work with Acuren, please use your best judgment at all times and consult with the Compliance Officer and/or your legal and financial advisors, in confidence, if you have questions.
Who does this Policy apply to?
This Policy applies to all Executives, Directors, employees, consultants and advisors of Acuren (or “you”) upon the commencement of their relationship with Acuren.
References in this Policy to “you” (as well as general references to Directors, Executives, employees, consultants and advisors of Acuren) should also be understood to include members of your immediate family, persons with whom you share a household, your dependents and any other individuals or entities whose transactions in securities you control.
You are expected to comply with this Policy as long as you hold Acuren securities and possess any material nonpublic information about Acuren. This means that, even after you cease to be affiliated with Acuren, you must continue to abide by the applicable trading restrictions until you no longer have material nonpublic information. In addition, if you are subject to a trading blackout under this Policy at the time you cease to be affiliated with Acuren, you are expected to abide by the applicable trading restrictions until at least the end of the relevant blackout period.
What types of transactions are covered by this Policy?
This Policy applies to all transactions involving Acuren securities. This Policy therefore applies to purchases, sales and other transfers of Acuren common stock, preferred stock, options, warrants, debt securities and other securities that may from time to time be outstanding. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, transactions in derivative securities (such as exchange‑traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. Although there are limited transactions permitted under this Policy (described in “Are there any transactions permitted under this Policy?” below), please note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction (e.g., this Policy applies whether a trade involves one or 10,000 shares of Acuren common stock).
Transactions that are Strictly Prohibited or Require Special Consideration
1.Open orders – You should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders create heightened risks for insider trading violations given the lack of control over when trades are executed – you could give your broker an open order when you are not in possession of material nonpublic information but subsequently your broker could execute a trade under that order at a time when you have become aware of material nonpublic information. The Company therefore discourages you from placing open orders with respect to Acuren securities. If you determine you must use an open order, the order should be limited to a very short duration and should otherwise comply with the restrictions and procedures outlined in this Policy.
2.Short sales – You may not engage in short sales (i.e., the sale of a security that must be borrowed to make delivery) or “sell short against the box” (i.e., sell with a delayed delivery) if such sales involve Acuren securities. Short sales may signal to the market possible bad news about Acuren or a general lack of confidence in Acuren’s prospects, and an expectation that the value of Acuren’s securities will decline.
3.You may not:

a.Engage in derivative securities or hedging transactions – You may not trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to Acuren securities (other than stock options and other compensatory equity awards issued to you by Acuren). This includes any hedging or similar transaction designed to decrease the risks associated with holding shares of Acuren common stock.
b.Use Acuren’s securities as collateral for loans – You may not pledge Acuren securities as collateral for loans without the prior consent of the Compliance Officer.
c.Hold shares of Acuren common stock in margin accounts- You may not hold shares of Acuren common stock in margin accounts without the prior consent of the Compliance Officer.
What does “Material Nonpublic Information” mean?
Information is “material” if a reasonable investor would consider it important in making a decision to buy, sell or retain our ordinary shares. Both positive and negative information may be material. Financial information is particularly sensitive.
Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and may be treated as material:

● quarterly or annual financial results	● offerings of additional securities
● significant contracts and technology licenses or any amendments or terminations thereof	● borrowings or other financial transactions
● projections of future earnings or losses, or other earnings guidance	● unusual gains or losses in major operations
● changes in management	● stock splits or securities offerings
● significant increase or decrease in financial results	● possible mergers, acquisitions or joint ventures
● changes in auditors	● purchase or sale of a significant asset
● significant actions by regulatory bodies or commencement of major litigation	● significant labor disputes
● the introduction, or obsolescence, of important products or services	● financial liquidity problems; an
● changes in estimates of earnings or sales	● establishment of (or an amendment to) a repurchase program for the Company’s securities
Information is “nonpublic” until it has been widely disseminated to the public market, typically through a press release or a filing with the Securities and Exchange Commission (“SEC”) and the public has had a chance to absorb and evaluate. Unless you have seen material information publicly disseminated, you should assume the information is nonpublic.
When in doubt, you should assume that the information is material and nonpublic. If you have any questions as to whether information should be considered “material” or “nonpublic,” please consult with the Compliance Officer or their delegate.
When may I trade in securities of Acuren?
Even if you are not in possession of any material nonpublic information, you may be subject to additional restrictions as follows:
1Open trading window: If you are a Covered Person (as defined below), you may only engage in transactions involving Acuren securities during an open trading window as described below under “When is our Blackout Period?”. In addition to regular quarterly blackout periods, there may be additional blackout periods when appropriate due to certain events. We will notify you whenever a special blackout period goes into effect that applies to you. (See “When is our Blackout Period?” below.)
2Pre-clearance: If you are a member of the Board of Acuren (“Directors”) or an executive officer of Acuren (as defined in Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Executives” and together with the Directors, the “Section 16 Persons”), you must receive pre-clearance from the Compliance Officer of your proposed trade (please see attached form). From time to time, Acuren may identify other persons who require pre-clearance, and the Compliance Officer may update and revise Schedule I as appropriate. If you are the Compliance Officer, you may not engage in a transaction involving Acuren securities unless the Chief Financial Officer or outside corporate counsel has pre-cleared the transaction. The Compliance Officer is under no obligation to approve any transaction submitted for pre‑clearance and may determine not to permit the transaction.

310b5-1 Plan: The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions made pursuant to trading plans that meet certain requirements, commonly referred to as “10b5-1 trading plans.” (See “Can I adopt a 10b5-1 Plan?” below.)
Do I have to Report my Transactions in Company securities?
The timely reporting of transactions requires tight interface with brokers handling transactions for Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with the Company’s pre-clearance procedures set forth in this Policy and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the Section 16 Persons with the requirements of Section 16 of the Exchange Act, brokers for Section 16 Persons need to comply with the following requirements:
•not to enter any order (except for orders under pre-approved 10b5-1 trading plans) without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the Compliance Officer, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including gifts, transfers, pledges and all 10b5-1 transactions.
Because it is the legal obligation of the applicable Section 16 Person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required) to be made, such persons are strongly encouraged to confirm with her/his broker, following any transaction, that he or she has telephoned and e-mailed the required information to the Company.
Can I adopt a 10b5-1 Plan?
10b5-1 plans must be entered into when you are not aware of material nonpublic information, must meet the requirements set forth in Rule 10b5‑1 of the Exchange Act (“Rule 10b5-1”), and must meet any requirements for such 10b5-1 trading plans or guidelines established by Acuren, including pre-approval by the Compliance Officer. Transactions made pursuant to a 10b5-1 trading plan are not subject to the restrictions in this Policy, even if you are aware of material nonpublic information or a blackout period is in effect at the time of the transaction.
The Compliance Officer may only authorize an insider to enter into a Rule 10b5-1 trading plan to the extent that the insider and the trading plan comply with the following:
1.the contract or instructions to a third person must (i) be binding upon the insider, (ii) be in writing, (iii) provide definitive instructions regarding amount, timing and price at which the securities can be sold or purchased (which can be in the form of a formula), (iv) remove any authority of the insider to modify the execution of the plan and (v) comply with any other SEC rules on 10b5-1 plans;
2.the 10b5-1 plan cannot be effective until (A) the later of (i) ninety days after adoption of the Rule 10b5-1 trading plan, or (ii) two business days following the Company’s filing of a Form 10-Q or 10-K if adopted by a Section 16 Person or (B) thirty days following the adoption of the Rule 10b5-1 trading plan for all other employees, consultants and advisors;
3.the Executive, Director, employee, consultant or advisor wishing to enter into a Rule 10b5-1 trading plan must certify within the contract or plan AND to the Compliance Officer, in writing, that at the time of entering into such contract or plan: (i) he or she is not in possession of material nonpublic information concerning the Company; (ii) he or she adopted the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 (iii) he or she has not entered into any other transaction that would have the effect of hedging the purchase or sale of the securities that are the subject of the contract or plan; and (iv) the proposed trade does not violate the trading restrictions of Section 16 of the 1934 Act or Rule 144 under the 1933 Act; and
4.the insider may not have more than one Rule 10b5-1 trading plan effective at any time.
The Compliance Officer has full discretion to determine whether to approve any 10b5-1 plan, whether or not such plan complies with the procedures set forth above. Any amendment or early termination of any approved 10b5-1 trading plan must be submitted for authorization and pre-clearance by the Compliance Officer. Any amendment to the amount, price or timing of the purchase or sale of securities under a contract or plan is a termination of such contract or plan.
Section 16 Persons are strongly encouraged, should they wish to trade in Acuren securities, to do so through a 10b5-1 trading plan. Anyone else desiring to trade through such a plan may also do so in compliance with any specific requirements or guidelines established by Acuren. Trading plans must be pre-approved by and filed with the Compliance Officer. Information regarding a trading plan that you may enter may be publicly disclosed, as required by law.

If you do not follow the above requirements, you may be subject to disciplinary action, up to and including termination of your relationship with Acuren, as well as civil and criminal penalties as described in the section titled “What are the Consequences of Insider Trading?” below.
When is our Blackout Period?
To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, Acuren has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time. Whether or not a blackout period is in effect, you must comply with this Policy and may not trade on the basis of material nonpublic information.
Quarterly blackout periods
Except as discussed in the section titled “Are there any transactions permitted under this Policy?” Section 16 Persons as well as certain employees, consultants and advisors of Acuren who have regular access to material nonpublic information relating to Acuren in the normal course of their job (“Covered Persons”) and have been informed of their status as a Covered Person, may not engage in transactions involving Acuren securities during quarterly blackout periods. Quarterly blackout periods begin at the end of the fifteenth day of the third month of each fiscal quarter (i.e., March 15, June 15, September 15 and December 15) and ends at the start of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving Acuren securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, individuals may often possess or have access to material nonpublic information relevant to the expected financial results for the quarter.
Special blackout periods
From time to time, we may also implement additional blackout periods when, in the judgment of the Compliance Officer, a trading blackout is warranted. We will generally impose special blackout periods when there are material developments known to us that have not yet been disclosed to the public. For example, we may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special blackout periods may be declared for any reason.
We will notify you if you are subject to a special blackout period. If you receive this notification, you may not disclose to others the fact that you are subject to the special blackout period and may not engage in any transaction involving Acuren securities until approved by the Compliance Officer.
Are there any transactions permitted under this Policy?
Yes, there are limited permitted transactions under this Policy, which are described below. Please note that there may be instances where you suffer financial harm or other hardship or are otherwise required to forgo a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.
1.Receipt, vesting and exercise of stock awards
The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock or the like issued or offered by Acuren, nor do they apply to the vesting, cancellation, forfeiture of stock options, restricted stock, restricted stock units or stock appreciation rights or the acquisition or repurchase of shares pursuant to option exercises under our option plans.
2.Sale of shares to cover tax withholdings
The trading restrictions under this Policy do not apply to the sale of Acuren common stock issued upon vesting of restricted stock units for the limited purpose of covering tax withholding obligations (and any associated broker or other fees), provided that, prior to such sale and while you are not in possession of material nonpublic information , you irrevocably elect to sell such shares to cover tax withholding obligations in connection with your execution of an equity award agreement, or in a manner approved by the Compliance Officer or their delegate.
3.Purchases from the Acuren Employee Stock Purchase Plan
The trading restrictions in this Policy do not apply to elections with respect to participation in any Company employee stock purchase plan or to purchases of Acuren’s common stock under such plan as long as the election to participate was made at a time when you were not in possession of material nonpublic information. However, the trading restrictions do apply to subsequent sales of Acuren’s common stock.

4.Stock splits, stock dividends and similar transactions
The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.
5.Bona fide gifts, inheritance or change in form of ownership
Other than as set forth herein, trading restrictions under this Policy do not apply to bona fide gifts involving Acuren securities, transfers by will or the laws of descent and distribution or transfers for tax planning purposes in which your beneficial ownership and pecuniary interest in the transferred Acuren securities does not change. However, bona fide gifts are subject to the pre-clearance provisions in order to ensure that all bona fide gifts are reported on a timely basis on Form 4 within two business days of the effective date of the gift. Some transactions that involve merely a change in the form in which you own securities may be permitted.
6.Other exceptions
Any other exception from this Policy must be approved by the Compliance Officer in consultation with the Board.
Please be aware that even if a transaction falls within one of the exceptions described above, you will need to separately assess whether the transaction complies with applicable law. If you have any questions, please consult with the Compliance Officer.
What are the Consequences of Insider Trading?
Penalties for violating insider trading laws can include disgorging profit made or loss avoided by trading, paying the loss suffered by the persons who purchased securities from, or sold securities to, the insider tippee, paying civil and/or criminal penalties, and/or serving a jail term. Acuren and/or supervisors of the person violating the rules may also be required to pay civil or criminal penalties and could be subject to private lawsuits. Violating this Policy may also result in immediate termination of your employment.
A violation of this Policy is not necessarily a violation of law. In fact, for reasons explained in this Policy, it is not necessary for us to wait for the filing or conclusion of any civil or criminal action against an alleged violator before taking disciplinary action as your employer. In addition, please remember that we may prohibit a transaction from being completed to enforce compliance with this Policy.
What should I do if I suspect that this Policy has been violated?
Please promptly report violations or suspected violations of this Policy to the Compliance Officer. You may also report via our Reporting Hotline available through Navex via EthicsPoint at http://acuren.ethicspoint.com/ or by phone at 1- 833-706-0061 (USA and Canada) or 0800-048-8581 (UK).
Priority of Statutory or Regulatory Trading Restrictions
The trading prohibitions and restrictions set forth in this Policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, or contractual restrictions on the sale of securities.
Amendments
Acuren is committed to continuously reviewing and updating its policies, and Acuren therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law.
Revised March 24, 2025

SCHEDULE I
INDIVIDUALS SUBJECT TO
PRE‑CLEARANCE REQUIREMENTS

All Directors (Members of the Board of Directors of Acuren Corporation)
President and Chief Executive Officer
Chief Financial Officer
Chief Human Resources Officer
General Counsel
Vice President and Corporate Controller
All others as may be designated by the Compliance Officer from time to time.

ACUREN CORPORATION
INSIDER TRADING POLICY
PRE‑CLEARANCE CHECKLIST AND CERTIFICATION

Form can also be accessed electronically [through the HR portal].

Name of Person Proposing to Trade:
Purchase or Sale:
Max Number of Shares of Common Stock:
Date Trading will be Completed By:

•Compliant with Insider Trading Policy (e.g., during an open window). I will ensure my trade is made during an open window and is in compliance with the Insider Trading Policy.
•Rule 10b‑5 concerns. I am aware that trading is prohibited when I am in possession of any material nonpublic information regarding Acuren Corporation that has not been adequately disclosed to the public. I have discussed with a Compliance Officer any information known to me that I believe may be material or that I have any questions about whether it is material.
I am not trading on the basis of any material nonpublic information. If I become aware of any nonpublic material information, or the trading window closes, I will cease trading immediately (which may include cancelling an open order).

Signature of Person Proposing to Trade	Date

Print Name of Person Proposing to Trade

Signature of Compliance Officer	Date

ACKNOWLEDGMENT CONCERNING INSIDER TRADING POLICIES
If you are a Covered Person, we ask that you acknowledge that you have received and read the Company Insider Trading Policy. Acuren Corporation may ask you to re-submit this acknowledgement on an annual basis, at such time as a person has been designated as a Covered Person or whenever the Company Insider Trading Policy is significantly updated.
If you are not a Covered Person and have not been notified by us that you have been designated as a Restricted Person, you do not have to sign the acknowledgement below.
By my signature below, I acknowledge that I have read and received, and understand the terms of and my obligations under, the Acuren Corporation Insider Trading Policy.

Signature:
Name (printed):
Date: